UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-40298

SMART SHARE GLOBAL LIMITED

6th Floor, 799 Tianshan W Road

Changning District, Shanghai 200335

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Supplemental Submission pursuant to Item 16I(a) of Form 20-F

Smart Share Global Limited (the “Company”) is submitting via EDGAR the following information as required under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act (“HFCAA”).

On May 26, 2022, the Company was conclusively identified by the U.S. Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer pursuant to the HFCAA because it filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on April 27, 2022 with an audit report issued by PricewaterhouseCoopers Zhong Tian LLP, a registered public accounting firm retained by the Company, for the preparation of the audit report on the Company’s financial statements included therein. PricewaterhouseCoopers Zhong Tian LLP is a registered public accounting firm headquartered in mainland China, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) determined that it had been unable to inspect or investigate completely registered public accounting firms headquartered there until December 2022 when the PCAOB vacated its previous determination.

In response to Item 16I(a) of Form 20-F, based on the following information, the Company believes it is not owned or controlled by a governmental entity in mainland China.

Based on an examination of the Company’s register of members and public filings made by its shareholders, to the Company’s knowledge, no shareholder other than Smart Share Holdings Limited, Super June Limited, Taobao China Holding Limited, Hillhouse entities, Xiaomi entities, Shunwei entities, China Ventures Fund I Pte. Ltd., Beautyworks Investment Limited and Sky9 Capital entities owns more than 5% of the Company’s outstanding shares.

●	Smart Share Holdings Limited holds 8.4% of the Company’s total outstanding shares and 33.5% of the Company’s total voting power as of March 31, 2023. Smart Share Holdings Limited is wholly owned by Mr. Mars Guangyuan Cai.

●	Super June Limited holds 5.9% of the Company’s total outstanding shares and 23.4% of the Company’s total voting power as of March 31, 2023. Smart Share Holdings Limited is wholly owned by Mr. Peifeng Xu.

●	Taobao China Holding Limited holds 14.7% of the Company’s total outstanding shares and 6.4% of the Company’s total voting power as of March 31, 2023. Taobao China Holding Limited is wholly owned by Alibaba Group Holding Limited, a public company listed on the New York Stock Exchange (NYSE: BABA) and the Hong Kong Stock Exchange (HKEx: 9988).

●	Hillhouse Investment Management, Ltd., or HIM, and HHLR Advisors, Ltd., or HHLR, through funds that they manage, collectively hold 12.1% of the Company’s total outstanding shares and 5.3% of the Company’s total voting power as of March 31, 2023. HHLR and HIM are under common control and share certain policies, personnel and resources. Accordingly, each of HHLR and HIM has shared voting and dispositive power of the Class A ordinary shares beneficially owned by each of HHLR and HIM.

●	People Better Limited, Green Better Limited and ZMI (HONGKONG) INTERNATIONAL COMPANY LIMITED collectively holds 9.0% of the Company’s total outstanding shares and 4.0% of the Company’s total voting power as of March 31, 2023. People Better Limited and Green Better Limited are both wholly owned by Xiaomi Corporation (HKEx: 1810), a public company listed on the Hong Kong Stock Exchange. ZMI (HONGKONG) INTERNATIONAL COMPANY LIMITED is controlled by Xiaomi Corporation.

●	Shunwei Angels III Limited and Astrend Opportunity III Alpha Limited collectively holds 8.1% of the Company’s total outstanding shares and 3.5% of the Company’s total voting power as of March 31, 2023. Shunwei China Internet Fund III, L.P. is the sole shareholder of Shunwei Angels III Limited. Shunwei Capital Partners III GP, L.P. is the general partner of Shunwei China Internet Fund III, L.P. Shunwei Capital Partners III GP Limited is the general partner of Shunwei Capital Partners III GP, L.P. Astrend Opportunity III Alpha Limited is wholly owned by Shunwei China Internet Opportunity Fund III, L.P. Shunwei Capital Partners IV GP, L.P. is the general partner of Shunwei China Internet Opportunity Fund III, L.P. Shunwei Capital Partners IV GP Limited is the general partner of Shunwei Capital Partners IV GP, L.P. Each of Shunwei Capital Partners III GP Limited and Shunwei Capital Partners IV GP Limited is controlled by Silver Unicorn Ventures Limited, which is controlled by Mr. Tuck Lye Koh.

●	China Ventures Fund I Pte. Ltd. holds 6.9% of the Company’s total outstanding shares and 3.0% of the Company’s total voting power as of March 31, 2023. China Ventures Fund I Pte. Ltd. is wholly owned by Softbank Group Corp. Mr. Masayoshi Son holds 21.25% equity interest in and is the largest shareholder of Softbank Group Corp.

●	Beautyworks Investment Limited holds 6.6% of the Company’s total outstanding shares and 2.9% of the Company’s total voting power as of March 31, 2023. Beautyworks Investment Limited is wholly owned by Advantech Master Investment Limited, which is, in turn, wholly owned by Advantech Capital L.P.

●	Sky9 Capital Fund III, L.P. and Sky9 Capital MVP Fund, L.P. collectively holds 5.2% of the Company’s total outstanding shares and 2.3% of the Company’s total voting power as of March 31, 2023. Sky9 Capital Fund III, L.P. is controlled by Sky9 Capital Fund III GP Ltd., its general partner. Mr. Ronald Cao is the director of Sky9 Capital Fund III GP Ltd. Sky9 Capital MVP Fund, L.P. is controlled by Sky9 Capital MVP Fund GP Ltd., its general partner. Mr. Ronald Cao is the director of Sky9 Capital MVP Fund GP Ltd.

Please refer to “Item 6.E. Directors, Senior Management and Employees—Share Ownership” of the Company’s annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on April 28, 2023 for more details.

In addition, the Company is not aware of any governmental entity in mainland China that is in possession of the power, direct or indirect, to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smart Share Global Limited

By	:	/s/ Maria Yi Xin
Name	:	Maria Yi Xin
Title	:	Chief Financial Officer

Date: April 28, 2023